

Mail Stop 4720

May 31, 2016

Chad J. Kolean
Vice President, Chief Financial Officer and Treasurer
Cellectar Biosciences, Inc.
3301 Agriculture Drive
Madison, Wisconsin 53716

   Re: Cellectar Biosciences, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed May 13, 2016
     File No. 001-36598

Dear Mr. Kolean:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Erin K. Jaskot, *for*

          Suzanne Hayes
          Assistant Director
          Office of Healthcare and Insurance